United States securities and exchange commission logo





                             January 28, 2022

       Ryan F. Zackon
       Chief Executive Officer
       Smart for Life, Inc.
       990 Biscayne Blvd., Suite 503
       Miami, FL 33132

                                                        Re: Smart for Life,
Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed January 21,
2021
                                                            File No. 333-261699

       Dear Mr. Zackon:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-1 filed January
21,2022

       Prospectus Summary
       Nexus, page 5

   1. In relation to Nexus, please revise the Summary to define the term "affiliate marketing"
                                                        the first time it is
used and to briefly describe what is meant by "publisher" and
                                                        "advertiser" in the
context of Nexus' business model, as you have done on page 79.
   2. Both in the Summary and in the Business section, where appropriate, please clarify the relationship between
Nexus and advertisers on the one hand, and Nexus and publishers on the other, including a
brief overview of the arrangements (contractual or otherwise) in place between the
parties. This overview should make clear how Nexus procures
                                                        relationships with
advertisers in particular. In addition, please provide expanded
 Ryan F. Zackon
FirstName  LastNameRyan   F. Zackon
Smart for Life, Inc.
Comapany
January 28,NameSmart
            2022      for Life, Inc.
January
Page 2 28, 2022 Page 2
FirstName LastName
         disclosure regarding the "internal data streams" Nexus utilizes to create email lists and produce sales internally. Finally, please explain what is meant by the term "plug-and-
         play" when used to describe Nexus' "streamlined business that allows for seamless scalability into any vertical, niche or product."
Note 4, page 21

3. Please disclose whether the $5.2 million assigned to customer contracts was valued based on legal contracts in place between Nexus and its advertising affiliates and publishers. If so, then disclose whether the 5 year tem is stated in these contracts. Disclose also the average length of the relationships Nexus has with their active customers and whether that data supports the 5 year useful life assigned to this asset. In this regard, we note the disclosure on page 27 that you do not have a long term contract with any major customer.
Risk Factors
Our major customers account for a significant portion of our consolidated net sales..., page 26

4. We note your disclosure that during fiscal 2020, Nexus had four significant customers representing a total of 54% of net sales. Please revise this risk factor to name each significant customer that represented a material portion of net sales on an individual basis, as you have done with Amazon and Costco in the same risk factor. Capitalization, page 49

5. Please provide to us the detailed calculations of your cash, notes payable, and equity line items within the pro forma-equity issuances/debt conversion column. Please also explain why the items outlined in your narrative impacted your cash line item.
6. Please explain why you increased cash within the as adjusted column by $15.8 million for the net offering proceeds considering that you disclose that this column also reflects the repayment of certain debt.
Dilution, page 51

7. Please provide to us the detailed calculations for your pro forma deficiency in net tangible book value and the pro forma as adjusted net tangible book value as well as the related per share values.
Nexus Net Sales, page 61

8. The increase in Nexus sales is attributed to an increase in advertisers and advertising placements. As previously requested, please disclose the business, economic and competitive factors that caused this increase. Define the term "affiliate advertisers".
         Quantify the increases in the numbers of active affiliate advertisers and advertising placements. Quantify the change in the number of active publishers between periods.
         Reconcile your statement that Covid had a positive impact on your sales with the disclosure on page 76 that Covid caused a decrease in digital marketing spending. Clarify
 Ryan F. Zackon
FirstName  LastNameRyan   F. Zackon
Smart for Life, Inc.
Comapany
January 28,NameSmart
            2022      for Life, Inc.
January
Page 3 28, 2022 Page 3
FirstName LastName
         whether the revenue you earned per click decreased as suggested on page 76. Quantify the change in the volume of revenue earning transactions between periods. Quantify the change in average revenue earned per transaction between periods. Quantify the portion of sales generated through transactions where Nexus is paid per sale vs. transactions where
         Nexus is paid per click (page 78). Disclose the categories of product and/or service which you advertised and marketed during each period that comprised the largest portions of your reported sales i.e. pharmaceutical products, electronics, financial services, etc. Revise your disclosure that the increase in Nexus sales was unaffected by significant clients so that it is consistent with the disclosure on page 27 that 54% of 2020 sales was derived from 4 customers. Disclose whether there has been any material change in sales to major customers during 2021. Fully disclose the magnitude of transactions in which you
         "produce sales internally" as referenced on page 79. Your expanded disclosures should cover both the interim and annual periods included in the filing. We may have further comment.
Debt, page 68

9. Please disclose why Nexus was not able to have their Paycheck Protection Loan (page F-
         49) forgiven by spending it on qualifying activities. If your application for debt forgiveness was rejected then please explain.
Description of Securities
Debentures, page 108

10. In relation to the future equity agreements described on page 108, please revise your disclosure to clarify the interaction of the future equity agreements with the outstanding and related promissory notes. Please make clear, if true, that the promissory notes and the repayment obligations thereunder stand separate and apart from the future equity agreements, and the shares to be issued under the future equity agreements do not impact the repayment of the promissory notes by their terms. Please also explain the registrant's rationale for providing the future equity agreements as an incentive to enter into the related promissory notes, and any additional benefits to be received by either party to the agreements as a result of such arrangement. A cross reference to such disclosure should be included in the Summary on page 12 where the future equity agreements are first mentioned.
Financial Statements, page F-1

11. Please clarify why the Nexus financial statements do not include a footnote disclosure of related party transactions.
Nexus Statements of Operations, page F-37

12. The term "cost of goods sold" implies the sales of products. Since the Nexus business model is to generate revenue from services, please revise this line item to "cost of
 Ryan F. Zackon
Smart for Life, Inc.
January 28, 2022
Page 4
       services". Similarly revise MD&A and note that in future filings product sales should be reported separately from service revenues in periods after the acquisition. See the analogous guidance in Article 5-03.2 of Regulation S-X.
Revenue Recognition, page F-40

13. We note from your response to prior comment 6 that you sell digital products for advertisers. Please revise your filing to explain if you sell digital products or products digitally for your advertisers. We may have further comment upon reviewing your response.
14. We further note your disclosure that you recognized revenue when you satisfy a single performance obligation by transferring control of the service to the advertiser. Please tell us and revise your filing to explain what the nature of the service is that you provide to your advertiser and how you transfer control of that service to your advertiser to determine when to recognize revenue. Clearly disclose if you report revenue net of the amount paid to the publisher. As previously requested, you should clearly describe the service you provide, how the customer benefits from this service, who the customer is in the transaction, what the specific chain of events are from initiation to consummation of the transaction, whether the sales transaction is documented in a contract, how the sales price is calculated (volume-based, etc), how you report revenue (i.e. gross or net and the underlying reasons why) and the specific material rights and obligations that attach to both parties of the contract. In addition, disclose how you account for the bonuses and contests referenced on page 6. Refer to ASC 606.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Tara Harkins at 202-551-3639 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Laura Crotty at 202-551-7614 with any other questions.



                                                              Sincerely,
FirstName LastNameRyan F. Zackon
                                                              Division of
Corporation Finance
Comapany NameSmart for Life, Inc.
                                                              Office of Life
Sciences
January 28, 2022 Page 4
cc:       Louis A. Bevilacqua, Esq.
FirstName LastName